INVEST IN THE **GLOBAL OCEAN TRANSFORMATION**

Certified **B** Corporation

GOT BAG.

GOT BAG

The World's first travel bags & urban lifestyle essentials made of recycled Ocean Impact Plastic™

us.got-bag.com   Beaverton, OR

Highlights

1 GOT BAG spans three continents, achieving over $20 million in global net revenue for 2023.

2 Established in North America in 2021 with a $3m revenue run rate and a +100% annual growth rate.

3 Over 100,000 products sold online and to elite retailers like REI, Saks, Free People and many more!

4 Over 250% growth in valuation, doubling our current investors' unrealized returns in just 10 months.

5 We created a revolutionary line of backpacks and accessories made of recycled Ocean Impact Plastic.

6 We've collected and recycled over 2,200,000 lbs of plastic waste at our cleanup site.

7 We boast an incredibly active global social media community, exceeding 400K followers on Instagram.

8 We have major partnerships with celebrities and organizations like Jason Momoa and Coral Gardeners.

Featured Investor

 **Sam Incardona**
Syndicate Lead   Follow   Invested $65,000 ⓘ

"Even before I was an investor in GOT BAG I was an evangelist for the brand. GOT BAG is more than a company—it's a paradigm shift in the sustainable goods marketplace, proving that a business can be both a force for positive environmental change and a model of profitability/scalability.

In my extensive experience within the e-commerce space, where I've engaged with powerhouses like The North Face, Nike, and Bulletproof, it's rare to encounter a brand like GOT BAG. It's very seldom that I meet brands that have amazing products/desig...

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Our Team

Our Team



Matthias Paisdzior President

Entrepreneur & strategist, steering Operations & Finance at consumer goods and consulting giants before turning passion into purpose with the U.S. launch of GOT BAG. Bootstrapping operations & transforming the company into a multi-million-dollar business.



Benjamin Mandos Founder

Serial entrepreneur. Founded GOT BAG with a groundbreaking idea, bootstrapping the development of the world's first backpack made of ocean plastic in 2018. This innovation revolutionized sustainable fashion, reflecting his commitment to cleaner oceans.



Case Davis Vice President of Operations

Versatile professional with tangible experience in marketing/logistics management. Holds a key role in optimizing supply chains for successful campaigns. Helped establish GOT BAG North America, contributing to sustainability and operational excellence.



Jay Sheldon VP of Sales

Sales powerhouse, with an extensive career in the fashion industry and having occupied key positions in several globally acclaimed fashion brands over the last 20+ years. Proficient in scaling brands to achieve multimillion-dollar sales figures.



Kathrin Melchior Lead of Product

Forged an impressive fashion career with experience at H&M and JOOP! Womenswear at HOLY FASHION GROUP. Currently leading the Product department at GOT BAG, she leverages her extensive experience to shape and drive product development and design.



Domenic DeVico Brand Development Manager

The driving force behind our wholesale operations, serving as the catalyst for forging robust partnerships with existing accounts and spearheading the expansion of our wholesale and corporate business day in and day out.



Leonie Schreck Lead of Mission



Leading the charge on the GOT BAG mission, collaborating daily with the GOT BAG Indonesia NGO, with the overarching aim of making a positive impact on our environment and safeguarding our oceans.



Anne Weckler Brand Collaborations & PR Manager

Strategically builds partnerships, crafting narratives that elevate GOT BAG's presence in sustainable fashion. With a track record including collaborations with Coral Gardeners, Sea Shepherd, and Sea Legacy, bringing a wealth of experience to our mission.



Charlotte Troyan Marketplace Manager

With a wealth of experience in marketplace sales, poised to spearhead and elevate GOT BAG's Amazon business in North America, propelling the brand's omnichannel presence to unprecedented heights.



Patrick O'Neil Advisory Board Member

Second employee of the iconic outdoor brand Rumpl. Decade of experience in building start-ups and expertise in numerous funding endeavors, now contributing to the growth of GOT BAG as an advisory board member, accelerating the expansion in North America.



Paul Delorey Advisory Board Member

Longtime JanSport President, led with visionary guidance, driving growth and innovation in the sports industry. A seasoned executive with incredible industry experience, contributing to steering GOT BAG to new heights while having fun every day.

Beyond Bags, Backpacks, and Accessories - Empowering Fashion through Eco-Revolution

ELEVATE YOUR STYLE. **EMPOWER OUR OCEANS.**



GOT BAG redefines fashion with a unique blend of style, sustainability, and social purpose with products crafted from recycled **Ocean Impact Plastic™**.

Based in the eco-friendly hub of Oregon, we found our home amid the stunning landscapes and green ethos of the Pacific Northwest. Inspired by the region's commitment to sustainability, our headquarters embody the spirit of environmental consciousness.

We're excited to extend an invitation to our community to join the Global Ocean Transformation. Invest in GOT BAG North America Inc. and be part of our operations spanning the United States, Canada, and Mexico.

The Problem.

"Every year, **11 million tons of plastic end up in our oceans,** in addition to the estimated 200 million tons currently circulating in our marine environments.

The fashion industry alone contributes over **one-third of all microplastics** in oceans. Consumers are disheartened by the lack of genuine eco-friendly options and crave fashion that creates a positive environmental impact.

It's our collective responsibility to act, as we hold the power to make a significant impact and halt the pollution threatening our oceans."

What if we could align our approach to fashion with the demands of today's customers?

The Opportunity.

Seizing the Sustainable Wave: A Green Opportunity



The North American Luggage & Bag industry, valued at **$34.58 billion** in 2023, is projected to **grow** annually by **1.99%** (CAGR 2023-2026).

Additionally, the sustainable fashion industry, currently at **$6.5 billion**, is set to rise to approximately **$15 billion by 2030**.

Generation Z, often seen as trendsetters, is particularly inclined toward eco-conscious products. **Over 80%** of Gen Z consumers believe that **companies should help solve environmental problems**.

GOT BAG is **100% committed to transparency and authenticity** in its sustainability efforts.

In a thriving North American Luggage & Bag industry, the time is ripe for a fashion brand committed to true authenticity and transparency. Targeting trendsetting Gen Z consumers, we position ourselves as the trusted choice, uniquely poised to make a significant impact in the evolving landscape of eco-conscious travel fashion.

In an industry where authenticity matters, we stand out as the **trusted choice** for eco-conscious consumers, making a real impact where it counts.

The Solution.

After years of research and development, we introduced **the world's first travel bags crafted from recycled Ocean Impact Plastic™**, a pioneering achievement in sustainable design. We are a committed brand transforming plastic trash into contemporary, functional accessories, showcasing how fashion can be a catalyst for meaningful change.

With our groundbreaking cleanup operations in Indonesia, we've established a vertical supply chain, enabling us to make a tangible positive impact on the environment. Join us in empowering the fashion world with eco-revolution fabrics.



GOT BAG is a lifestyle travel brand on a mission to combat ocean plastic pollution seamlessly blending fashion with environmental responsibility.



Unique Mission: We aspire to provide genuinely sustainable alternatives in a market flooded with brands contributing to the problem rather than the solution.



Dual Identity: Unlike many self-proclaimed sustainable fashion brands, we're making a real impact



Eco-Fashion Pioneer: In a world where eco-conscious products are in demand, we not only meet this trend











through our own cleanup operation in Indonesia.

but also offer a distinctive solution for those consumers.

Fashion Making an Impact - By the Numbers

Embarking on a global adventure, we've reached many notable milestones. Since our establishment in North America in 2021, our journey has been defined by substantial growth.

GOT BAG spans three continents, achieving **over $20 million in global net revenue** for 2023.

GOT BAG North America Inc. boasts a **$3m revenue run rate** and a **100%+ annual growth rate.**

Over 100,000 backpacks sold online and to elite retailers like REI, Saks, Free People and many more!

Over 250% growth in valuation, doubling our current investors' unrealized returns in just 12 months.

Although we've achieved significant success, we know we're only scratching the surface of our potential. The North American market presents diverse distribution channels, and our exceptional performance, surpassing Q1 2024 forecasts by about 200%, positions us confidently for a promising year ahead.

Product Portfolio

Our products seamlessly integrate into your everyday adventures, combining style and purpose. Join us in making every moment count, as we redefine sustainable living with each step you take.

Explore our beautiful collection of eco-friendly bags, backpacks, accessories, luggage and more…

   

BACKPACKS	BAGS	ACCESSORIES	LUGGAGE
Explore our range of eco-conscious backpacks designed for urban commuters and outdoor enthusiasts.	Our eco-friendly bags combine sustainability with fashion, offering a variety of styles for every occasion and every adventure.	Elevate your style with our range of accessories, including wallets, phone cases, laptop sleeves, and more.	Designed for durability, functionality and easy maneuverability, the world's first luggage made of 100% recycled plastic.

Embark on a journey of style and sustainability with GOT BAG's stunning collection. Our bags aren't just eco-conscious, they're the epitome of fashion-forward adventure. Crafted to complement your daily explorations and travel escapades, each piece is a statement of elegance with a purpose – a perfect blend of conscious living and impeccable style. Elevate your fashion game while making a positive impact, because saving the planet has never looked this good.

Capturing Sustainable Moments

  

  

Transforming Lives, One Bag at a Time: Our Impactful Clean-Up Operations in Indonesia

Our innovative clean-up operations in Indonesia are not just about removing plastic, but empowering communities, fostering education, and building a sustainable future.







Revolutionary Approach

Our Indonesia clean-up operations address the ocean plastic crisis at its source,

Beyond Cleanup

We educate communities and foster environmental responsibility. We proudly

Tangible Impact

To date, we've successfully recovered and recycled a staggering **2,200,000 lbs** of employing thousands and training locals, turning them into ocean stewards.

partner with local NGOs, creating a lasting impact on both the environment and its people.

Ocean Impact Plastic from Indonesia's oceans, rivers, mangrove forests, and coastal waterways!

Empowering communities and fishermen, we orchestrate daily clean-up operations, extracting thousands of pounds of plastic waste from the environment. In the past, this discarded plastic would end up either dumped or burned, with no purpose.

At GOT BAG, we believe in giving plastic a second chance. By compensating local communities for their cleanup endeavors, we transform trash into treasure. Our meticulous process involves cleaning the plastic, pelletizing it, converting it into yarn, and crafting it into fabric or components for our exquisite bags, backpacks, accessories, and luggage. Every purchase is a step towards protecting our oceans, as we contribute to their preservation one beautifully crafted bag at a time.

Unveiling the Heartbeat of GOT BAG: Empowering Eco-Revolution

Dive into the heart of GOT BAG! Experience our innovative process of turning ocean plastic into stylish accessories, driving change and sustainability. Discover the essence of our eco-revolution!



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Social Media Impact: Empowering a Movement

Our Instagram family isn't just a number; it's a movement. Over 400,000 eco-warriors strong, united by our mission to clean oceans and style the world sustainably. Join the revolution!


gotbag
1,586 Posts
411K Followers
155 Following
gotbag
Posts
Posts
OLDTIMER VAN GIVEAWAY
WIN
$25,000

Celebrated by Leading Retailers!

Our sustainable products grace the shelves of over 500 North American retail stores, with this number steadily expanding.


REI co-op
free people
TILLYS
bloomingdale's
MOUNTAIN EQUIPMENT CO-OP
JACKS SURFBOARDS
zumiez
PARAGON SPORTS
Backcountry
SATURDAYS NEW YORK CITY



"GOT Bag stands out with a unique business model, combining premium outdoor gear with a commitment to ocean preservation. In an era where eco-consciousness is foundationally important to any business, their focus on environmental responsibility sets them apart in our industry. We're proud to carry their products which reflect our shared values of sustainability."

Andrew Arredondo - BackCountry Buyer

"Our team at Free People Movement is always so excited to connect and collaborate with GOT Bag; in a market that is saturated with brands and products who are telling stories of sustainability- GOT Bag sets themselves apart and exemplifies authenticity and credibility in this space. Our ongoing partnership is an element of pride within FP Movement's social impact efforts."

Julia DeBrabander - Associate Manager Brand Partnerships Free People + FP Movement

Celebrating Global Partnerships

Our impact resonates on a grand scale, proudly extending our reach to renowned premium retailers worldwide. This remarkable global presence is more than a testament; it's our legacy, encapsulated in the very essence of our name – the Global Ocean Transformation.

From the heart of North America to the bustling markets of Europe and the enchanting corners of Asia, GOT BAG is claiming its rightful place on shelves of esteemed names like **Bloomingdale's in New York, Galeries Lafayette in Paris** and **Mitsukoshi in Japan.**










Powerful Partnerships, Bright Futures

Dive into our impactful collaborations!

We unite with ocean conservation giants like Coral Gardeners and Sea Shepherd, along with surf legend and environmental advocate Kelly Slater. Our partnership with Jason Momoa sets the stage for a stylish eco-collection launching next summer. And this is just the beginning; ongoing talks with global titans promise even more exciting developments.

Thrilling Ocean Conservation Alliances

  

Coral Gardeners

Transforming Coral Reefs to Vibrant Life.

Sea Shepherd

Brave Guardians of Marine Life and Habitats.

Dolphin Project

Uniting Forces for marine animal protection.

GOT BAG x Outerknown

We've partnered with Outerknown, founded by surf legend Kelly Slater, to lead change in sustainable style, transforming the industry and making it inclusive for everyone.



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Guess what? We've got a sea-cret to share! We're teaming up with Aquaman for a wave of sustainable adventures.

Stay tuned for the splash! A game-changing partnership with Hollywood icon and Ocean Conservation Advocate **Jason Momoa!**

Diving into Hollywood Glamour

We're joining forces with **Jason Momoa**: A thrilling long-term venture in line with his anti plastic campaign. Set to launch in summer 2024.

Anticipate our latest bag & backpack collection: Where style meets sustainability in perfect harmony.



Proudly Certified, Committed to Impactful Change

Sometimes, awards and certificates say more than words ever could.

We've been fortunate to receive our fair share over the years, but there's one that truly stands out

for us. As of June 2023, we're incredibly proud to announce that GOT BAG is now officially B-Corp certified. It's a testament to our ongoing commitment to making a positive social and environmental impact.



Our Market.



Leading the Wave of Sustainable Fashion in a Billion-Dollar Sea.

Who are our customers? How do they think/act? How big is the opportunity?

Who are our customers and how do they think/act?

- Our customer base spans two segments. The primary target includes Gen Z,

Our customer base spans two segments. The primary target includes Gen Z trendsetters and eco-conscious urban professionals in North America, tech-savvy and socially engaged, valuing sustainable and stylish accessories. Our secondary target comprises eco-conscious families and outdoor enthusiasts prioritizing safety, durability, and eco-friendly choices.

How big is the opportunity?

*   The global luggage and bag industry, valued at $57.11 billion in 2023, is projected to grow by 1.99% annually. The sustainable fashion industry, at $6.5 billion, is expected to reach $15 billion by 2030. Our focus on North America, with its $40 billion market, aligns with industry growth. Our strategic positioning and innovative approach aim to capture a significant share of this market by appealing to diverse consumer preferences, and enhancing our market penetration and growth prospects.

Our Competitive Advantage.

At GOT BAG, we navigate the world of sustainable fashion with a unique compass, setting us apart from the sea of competitors. While others talk the talk, we walk the walk by not only offering eco-conscious products but also creating a positive impact with each purchase. Our bags aren't just stylish companions for your adventures; they're an ode to sustainability, meticulously crafted from recycled ocean plastic.

So, why choose us? We're not just in the business of making bags; we're on a mission to turn the tide on plastic pollution, and we invite you to be part of the journey.



1 Vertical Supply Chain:

Our unique supply chain encompasses plastic collection, recycling, yarn & fabric production, and product design. This end-to-end control ensures quality, consistency, and innovation that competitors can't replicate easily.

2 Real Impact:

While many brands talk about sustainability, GOT BAG goes beyond rhetoric.

With over **2,200,000 pounds** of certified Ocean Impact Plastic collected and recycled, our impact is not just a promise but a proven reality.

3 Engagement:

We built an extensive network of fishermen and local community members in Indonesia who actively participate in plastic collection, creating a positive impact on both the environment and local livelihoods.

4 Recognizable Brand:

Despite our minimalist design approach, featuring distinctive elements like the iconic

5 Innovational Leader:

We are innovators rather than adaptors, consistently pushing the boundaries of sustainable

6 Product Portfolio:

Our product range spans bags, backpacks, luggage and a variety of eco-conscious



elements like the iconic triangle pattern and timeless colors, we have cultivated a highly recognizable and memorable brand image, setting us apart and resonating strongly with consumers.

the boundaries of sustainable product design and introducing eco-friendly materials to the market.

We combine style, functionality and fashion like no one else in our space.

variety of eco-conscious accessories.

This wide selection caters to diverse consumer preferences within the fashion market, offering eco-friendly solutions for various needs and occasions.

Financial Symphony: Harmonizing Growth, Profitability, and Sustainability

Explore our financial milestones, showcasing our strong foundation and proven success. Positioned for even greater achievements, discover the strategic vision propelling GOT BAG into an unlimited future.

2020

- Launch of GOT BAG in February 2020, with a wholesale strategy
- Swift transitioning in October 2020 to launch e-commerce in North America as a pandemic response.

2021

- Despite initial great traction, it became evident that a D2C-only approach was financially unsustainable.
- Pivoted to Wholesale as the country reopened in late 2021.

2022

- Quickly acquired strong Key Accounts and built a nationwide sales rep & agency network
- Reaching net revenue of nearly 890k with almost 150 Point of Sales by year-end.

2023

- Expanded and optimized our sales rep and agency network
- Secured additional Key Accounts in the US (Zumiez, Tilly's, Free People, ...) and Canada (MEC, Sporting Life, ...).

2024

- Strengthening growth through extended Key Account business, while entering the College Bookstore market & expanding into Amazon
- Partnership with Jason Momoa.

2025

- Enhancing online presence through strategic digital marketing and major brand collaborations
- Product diversification to meet evolving consumer demands.

Through the implementation of a strategic growth plan and proactive initiatives, we are positioned to seamlessly align with market trends and surpass customer expectations. Our impactful partnerships with industry leaders will play a pivotal role in this endeavor. Additional investment funds are instrumental in accelerating our growth trajectory. *The following slide contains forward projections that cannot be guaranteed.*

Revenue and EBITDA Timeline*

Without additional Investment:



With additional Investment:



*This slide contains forward projections that cannot be guaranteed.

What's the blueprint for our growth and path to success?

To chart our path to success, we prioritize strategic partnerships, both in retail and across industries, to expand our reach and enhance brand credibility. Our growth strategy includes exploring online platforms like Amazon, introducing new products, and fostering customer engagement for increased loyalty and referrals.

Sustainability is integral to our mission, and we transparently share our initiatives on social media to build trust. Internally, operational efficiency, talent acquisition, and data-driven decision-making are paramount. By optimizing processes, attracting top talent, and leveraging analytics, we position ourselves for sustained growth.

Investing in e-commerce, we aim to enhance the user experience with AI-driven recommendations, streamlined checkouts, and personalized promotions. This comprehensive approach ensures our brand's long-term success and impact. *The following slide contains forward projections that cannot be guaranteed.*



How do we cut costs and increase margins?

To enhance cost efficiency and increase margins, we strategically optimize our supply chains and leverage synergies with GOT BAG Europe. By relocating production outside of China, we immediately reduce duties and eliminate penalty tariffs, significantly boosting our profit margins. Efficient full container shipments to our Las Vegas warehouse further reduce COGS, enhancing overall profitability. Accelerating direct-to-consumer (D2C) sales, investing in new e-commerce initiatives, and collaborating on research and development with GOT BAG Europe all contribute to maximizing our margins. Joint procurement and shared manufacturing spaces provide bulk purchasing advantages and streamline production, cutting overhead and operational costs. Leveraging GOT BAG Europe's logistics network and collaborating on marketing efforts amplify our reach while minimizing expenses.

As we grow together, economies of scale lead to lower average costs, reducing unit costs across operations. Additionally, centralized administrative functions with GOT BAG Europe optimize overhead expenses, ensuring cost-effectiveness in shared administration.



Navigating Growth Challenges: Our Strategic Path Forward

- What's preventing us from growing even faster?
- How will raising money solve this problem?

What's preventing us from growing even faster?

Our growth potential faces challenges such as limited funding, hindering crucial investments and impeding expansion plans. Establishing our brand in new markets requires consistent efforts for brand recognition and consumer trust-building. Economic fluctuations and shifting consumer spending patterns present challenges in demand predictions and necessitate adaptive marketing strategies. Fierce competition in established markets demands innovative strategies to carve a unique space and attract consumers. Global events and logistics challenges disrupt the supply chain, affecting inventory levels and product availability. Recruiting and retaining skilled professionals is essential for operational efficiency, posing challenges within limited budget constraints.

Additionally, trade tensions and geopolitical events impact consumer confidence, influencing market stability and purchasing behavior. Addressing these challenges strategically is crucial for unlocking our full growth potential.

How will raising money solve this problem?

Securing funding is instrumental in overcoming challenges and driving strategic growth, providing the means to innovate, expand, and stay agile in a dynamic market landscape. Increased investment empowers impactful online and in-store marketing campaigns, expanding brand visibility and attracting a wider customer base. Adequate capital facilitates strategic entries into diverse markets such as college bookstores, corporate branding, and active lifestyle segments, creating fresh revenue streams and reducing dependency risks. Furthermore, it enables the attraction of top talent, fostering innovation, superior customer service, and overall business growth. Resources derived from funding support mutually beneficial collaborations with brands and organizations, amplifying reach and enhancing consumer bases through strategic partnerships. Allocating funds to participate in key trade shows provides networking opportunities and product showcases, boosting brand visibility and market penetration. Financial flexibility ensures swift adaptation to emerging market trends, positioning the company as an industry leader.

What else?



From Backpacks to Bespoke Fabrics.

Discover the limitless possibilities of our eco-empowered fabric – a testament to innovation and sustainability.



1. **Revolutionizing Textiles:** Our fabric isn't just woven threads; it's a sustainable legacy. We're evolving from an accessory brand to a premium fabric supplier, forging new paths of revenue alongside our thriving product business, and revolutionizing how industries approach textiles.

2. **Premium Partnerships:** Premium partners seek sustainable solutions, and our fabric is their answer. By providing them with eco-conscious choices, we're not just meeting their needs – we're setting industry standards.

3. **Endless Market Demand:** Our fabric caters to diverse markets, creating multiple revenue streams in high-end fashion and interior décor sectors.

4. **Unmatched Impact:** By offering our fabric to influential partners, we're reducing plastic waste and fostering a sustainable future. Echoing our commitment to environmental stewardship.

Vision for the Future: Envision a world where our fabric isn't just a choice; it's the standard. We're not just expanding revenue avenues; we're pioneering a sustainable legacy. We want to weave a future where eco-conscious solutions redefine industries and set new benchmarks.



Join the Eco-Empowerment Revolution!

Thank you for diving into the future of sustainable fashion with us. Let's turn our shared vision into reality! Stay connected, stay inspired, and let's craft a greener, cleaner tomorrow, one bag at a time.

Get in Touch

- **Explore More:** www.got-bag.com
- **Email:** funding@got-bag.com

Follow Our Journey

Stay tuned for exciting updates on Facebook I Instagram I LinkedIn

Downloads



GOT BAG North America Inc Pitch Deck.pdf